Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cullinan Oncology, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-251943) on Form S-8 of Cullinan Oncology, Inc. of our report dated March 30, 2021, with respect to the consolidated balance sheets of Cullinan Oncology, LLC as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, redeemable preferred units and members’ deficit, and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Cullinan Oncology, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 30, 2021